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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  May 10, 2006.

Commission File Number  001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8,  P.O. Box 1,  CH - 8070 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐    No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-                .

CREDIT SUISSE Eleven Madison Avenue New York, NY 10010 USA	Telephone+1 212 325 5200 Fax+1 212 325-6665

Media Release

Credit Suisse Enters Agreement to Resolve Claims Asserted by Enron in U.S. Bankruptcy “Megaclaim” Litigation

New York, May 9, 2006 - We are pleased to announce that Credit Suisse has entered into an agreement in principle with the bankruptcy estate of Enron Corporation and its affiliates to resolve claims asserted by Enron against all named Credit Suisse First Boston and Donaldson Lufkin & Jenrette entities in the so-called “megaclaim” litigation pending in the U.S. Bankruptcy Court for the Southern District of New York.

Under the settlement, Credit Suisse will pay US$90 million and Enron will allow US$92 million in bankruptcy claims that Credit Suisse no longer holds.  The remainder of Credit Suisse’s claims in the Enron bankruptcy will be equitably subordinated.  The settlement also resolves claims asserted by Enron against all named Credit Suisse First Boston and Donaldson Lufkin & Jenrette entities.  Credit Suisse acquired DLJ in 2000.  The settlement payment is covered by existing reserves and is subject to execution of definitive documentation and court approval.   The settlement does not cover separate litigation by Enron in U.S. Bankruptcy Court to recover certain payments in connection with equity forward and swap transactions or other Enron-related litigation.

By entering into this agreement, Credit Suisse does not admit any liability or wrongdoing.

The “megaclaim” litigation refers to Enron’s adversary proceedings in U.S. Bankruptcy Court seeking avoidance and recovery of various alleged preferential, illegal and fraudulent transfers; disallowance and equitable subordination of Credit Suisse and its affiliates’ claims in the bankruptcy proceedings and damages, attorneys’ fees and costs for alleged aiding and abetting of fraud and breaches of fiduciary duty by Enron employees and civil conspiracy.

Press Contacts

Victoria Harmon Credit Suisse, telephone +212-325-6914, victoria.harmon@credit-suisse.com

About Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 40,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com

In its Investment Banking business, Credit Suisse offers securities products and financial advisory services to users and suppliers of capital around the world. Operating in 57 locations across 26 countries, Credit Suisse is active across the full spectrum of financial services products including debt and equity underwriting, sales and trading, mergers and acquisitions, investment research, and correspondent and prime brokerage services.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that constitute forward-looking statements.  In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements.  Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.  Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  We do not intend to update these forward-looking statements except as may be required by applicable laws.  By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved.  We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to implement procedures properly; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brand; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.  We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date	May 10, 2006	By	/s/	Urs Rohner
General Counsel*

			/s/	Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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